                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                         TELECOMMUNICATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    87929J103
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                JANUARY 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                           --------------------------
                               Page 1 of 5 Pages
                           --------------------------

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   CUSIP No. 87929J103                                      Page 2 of 5 Pages
------------------------------                          ------------------------

--------- ------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          033 ASSET MANAGEMENT, LLC
--------- ------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a) [ ]
                                                                                                           (b) [X]

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3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
4.        SOURCES OF FUNDS

          WC
--------- ------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                               [ ]
--------- ------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA
----------------------------------------------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER          2,752,185
      SHARES        ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0
     OWNED BY       ----- --------------------------------------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     2,752,185
    REPORTING       ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0
----------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          2,752,185

--------- ------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                                                               [ ]
--------- ------------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                      10.0%

--------- ------------------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IA
--------- ------------------------------------------------------------------------------------------------------------
                                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

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   CUSIP No. 87929J103                                      Page 3 of 5 Pages
------------------------------                          ------------------------

This Amendment No. 4 amends the Schedule 13D filed by the Reporting Person on or about September 3, 2003, as amended by Amendments No.1, No. 2 and No. 3 filed by the Reporting Person on or about February 13, 2004, October 6, 2004 and
October 7, 2004, respectively. The purpose of this Amendment is to reflect the acquisition of Shares. Only Item 5 reported herein is being amended. All other items remain unchanged.

ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

         Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

         TeleCommunication Systems, Inc.
         275 West Street
         Annapolis, Md

ITEM 2  IDENTITY AND BACKGROUND

(a)      033 Asset Management, LLC (the "Manager")

(b)      125 High Street, Suite 1405
         Boston, Massachusetts 02110

(c)      The Manager serves as an investment manager to investment vehicles.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P.,
(ii) 033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and
(iv) 033 Growth International Fund, Ltd. (together, the "Funds").

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 2,752,185 Shares owned by the Funds representing approximately 10.0% of the Issuer's 27,412,945 Shares outstanding as of
September 30, 2004 (as reported on the Issuer's Quarterly Report on Form 10-Q/A for the period ended September 30, 2004 filed on December 8, 2004). The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

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   CUSIP No. 87929J103                                      Page 4 of 5 Pages
------------------------------                          ------------------------

         (c)  Item 5(c) is hereby amended and restated as follows:

-------------------------------- --------------------------- ---------------------------- ---------------------------
  Transaction Date                         Bought                       Sold                 Price per Share ($)
-------------------------------- --------------------------- ---------------------------- ---------------------------

-------------------------------- --------------------------- ---------------------------- ---------------------------
December 10, 2004                                                      10,000                        3.16
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 13, 2004                                                      16,000                        3.22
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 13 2004                                                       41,795                        3.17
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 14 2004                                                       8,950                         3.17
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 15 2004                                                       20,700                        3.17
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 16, 2004                                                      12,900                        3.17
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 16, 2004                                                      14,000                        3.20
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 17, 2004                                                      2,300                         3.16
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 28, 2004                                                     100,000                        3.34
-------------------------------- --------------------------- ---------------------------- ---------------------------
December 28, 2004                                                     100,000                        3.25
-------------------------------- --------------------------- ---------------------------- ---------------------------
January 26, 2005                           7,000                                                     2.56
-------------------------------- --------------------------- ---------------------------- ---------------------------
January 27, 2005                           4,318                                                     2.54
-------------------------------- --------------------------- ---------------------------- ---------------------------
January 28, 2005                           29,900                                                    2.52
-------------------------------- --------------------------- ---------------------------- ---------------------------
January 28, 2005                           29,068                                                    2.53
-------------------------------- --------------------------- ---------------------------- ---------------------------
January 31, 2005                           30,000                                                    2.88
-------------------------------- --------------------------- ---------------------------- ---------------------------

         (d)  None.

         (e)  Inapplicable.

         (f)  Inapplicable.

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   CUSIP No. 87929J103                                      Page 5 of 5 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 4, 2005
                                                       -------------------------
                                                                 (Dated)

                                                         /s/ Lawrence M. Longo
                                                       -------------------------
                                                               (Signature)

                                                        Chief Operating Officer
                                                       -------------------------
                                                                (Title)